UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-08089

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Danaher Corporation & Subsidiaries Retirement & Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Danaher Corporation
2200 Pennsylvania Avenue, N.W., Suite 800W
Washington, D.C. 20037-1701
202-828-0850

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT & SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND 2018
AND FOR THE YEAR ENDED DECEMBER 31, 2019,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2019, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT & SAVINGS PLAN
INDEX
FORM 11-K

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Danaher Corporation & Subsidiaries Retirement & Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Danaher Corporation & Subsidiaries Retirement & Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2002.
Tysons, Virginia
June 12, 2020

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT & SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018
($ in thousands)

	2019	2018
ASSETS
Plan's interest in the Master Trust, at fair value	$32,210.4	$31,583.7
Receivables:
Notes receivable from participants	789.1	950.1
Total receivables	789.1	950.1
Total assets	$32,999.5	$32,533.8
LIABILITIES
Administrative expenses payable	$5.2	$60.7
Total liabilities	$5.2	$60.7
NET ASSETS AVAILABLE FOR BENEFITS	$32,994.3	$32,473.1
See the accompanying notes to the financial statements.

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT & SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019
($ in thousands)

ADDITIONS
Contributions:
Participant	$1,067.9
Rollovers	211.0
Employer	988.4
Total contributions	2,267.3
Investment income:
Interest income on notes receivable from participants	53.5
Plan's interest in Master Trust's net investment income (loss)	7,029.2
Total investment income (loss)	7,082.7
Total additions	9,350.0
DEDUCTIONS
Benefit payments	3,342.6
Administrative expenses	72.4
Total deductions	3,415.0
NET INCREASE PRIOR TO PLAN TRANSFERS	5,935.0
NET TRANSFERS OUT OF PLAN	(5,413.8)
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	521.2
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	32,473.1
End of year	$32,994.3
See the accompanying notes to the financial statements.

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT & SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 1. DESCRIPTION OF THE PLAN
General
The Danaher Corporation & Subsidiaries Retirement & Savings Plan (the "Plan") is a defined contribution plan established for eligible full-time and part-time union U.S.-based employees, or employees outside of the U.S. as expatriates paid through U.S. payroll, of Danaher Corporation and its subsidiaries (the "Company"), effective December 1, 1986. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Danaher Corporation is the plan sponsor (the "Plan Sponsor"). Plan participants should refer to the formal legal documents of the Plan and the Summary Plan Description for a more complete description of the Plan’s provisions and a full explanation of all limitations, adjustments and special cases in the Plan. Significant provisions related to contributions, benefit payments, and investments are provided below.
The Plan is administered through the trustee, Fidelity Management Trust Company ("Fidelity" or the "Plan Administrator"). Effective July 1, 2013, all of the Plan assets, totaling $80.4 million as of that date, were transferred into the Danaher Corporation & Subsidiaries Retirement & Savings Plan and Danaher Corporation & Subsidiaries Savings Plan Master Trust (the "Master Trust"), a master trust established by the Company and administered by Fidelity. The Master Trust establishes a single trust to hold and invest assets of the Plan and other eligible tax-qualified defined contribution plans maintained by the Plan Sponsor. Refer to Note 3 for additional information regarding the Master Trust.
On September 20, 2019, Envista Holdings Corporation (“Envista”), completed an initial public offering ("IPO") of its common stock. In connection with the IPO, the Company transferred its dental businesses to Envista, retaining ownership of 80.6% of Envista common stock. On December 18, 2019, the Company completed the disposition of the remaining ownership. In anticipation of the Separation, Envista created a new savings plan, the Envista Holdings Corporation Union Savings Plan (the "Envista Union Plan") and on December 31, 2019, approximately $5.4 million, which was the total amount of the balances and the related assets in the Master Trust of the Plan participants who are now employees of Envista after the Separation, was transferred to the Envista Union Plan. This $5.4 million of net assets transferred includes $0.3 million of outstanding loan balances.
Contributions
Eligible participants may contribute up to 75% of their compensation (subject to annual maximums). Employee contributions and the earnings or losses thereon are fully vested at all times. Employees are eligible for Company contributions upon completion of one year of service, per the terms of the applicable collective bargaining agreement. For more details on specific union groups, refer to the formal legal documents of the Plan.
The Company’s unilateral and matching contributions are determined at the discretion of the Plan Sponsor unless otherwise required by the terms of the collective bargaining agreement applicable to each participant. Generally participants become fully vested with respect to the employer contributions upon completion of three years of service, attainment of age 65, death, complete disability, or as required pursuant to the terms of the applicable collective bargaining agreement.
Benefit Payments
Participants who attain normal retirement age shall be entitled to payment of the balance in their account. Participants who remain employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. Participants must begin receiving distributions no later than April 1 following the later of the year in which they retire from the Company or the calendar year in which they reach the age of 70.5.
The beneficiary or beneficiaries of deceased participants shall be entitled to payment of the participants' account balance within a reasonable period of time after the participants' death.
Upon participants' termination of employment for reasons other than as specified above, participants are entitled to payment of their vested account balance. If the vested value of the participants' account is $1,000 or less, payment will automatically be made in a single lump sum. If the vested value of the participants' balance is greater than $1,000 and does not exceed $5,000, the Plan Administrator will automatically roll over the balance to a separate Fidelity IRA. If the vested value of the participant's account is more than $5,000, the participant must contact the Plan Administrator to request a distribution.

Eligible participants may request a withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties. Different withdrawal rules apply to different Plan accounts as well as the terms of the participant's collective bargaining agreement.
Notes Receivable from Participants
Eligible participants may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor and per the terms of their collective bargaining agreement. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant's highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made. The Plan Administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within 60 months. The Plan Administrator may require loan payments to be made through payroll deductions.
Participant Accounts
Each participant account is credited with the participant’s contributions, any employer matching and unilateral contributions and an allocation of Plan earnings or losses, and is charged quarterly with administrative expense and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Plan Sponsor.
A revenue credit program became effective July 1, 2013. When recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation, the Plan Sponsor can deposit excess revenue, regardless of source, in an unallocated account. The excess revenue can be used to pay ERISA-qualified expenses or can be allocated to eligible participant accounts. The calculated revenue credit is funded quarterly in arrears by the Plan Administrator.
Unallocated Accounts
As of December 31, 2019 and 2018, unallocated non-vested accounts, including forfeited amounts, totaled $52,745 and $56,546, respectively. During 2019, no forfeitures were used to reduce Company contributions.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Notes Receivable from Participants
Notes receivable from eligible participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If participants cease to make loan repayments and have reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Standards
In July 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-09, Codification Improvements. ASU 2018-09 amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for the net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. ASU 2018-09 is effective for fiscal years beginning after December 15, 2018. The Company adopted ASU 2018-09 on January 1, 2019. As a result of adopting ASU 2018-09, certain assets previously valued at Net Asset Value are now classified as Level 2 in the fair value hierarchy.
In February 2017, the FASB issued ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force). ASU 2017-06 clarifies the reporting requirements by an employee benefit plan for its interest in a master trust by requiring a plan's interest in a master trust to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits. ASU 2017-06 also removes the requirement to disclose the percentage interest in the master trust, and instead requires disclosure of the dollar amount of interest in each investment type. There are also increased disclosure requirements for investments in a master trust. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018 with early adoption permitted, and will be applied retrospectively to each period where financial statements are presented. The Company adopted ASU 2017-06  on January 1, 2019 with no impact to the financial statements.

NOTE 3. MASTER TRUST
As discussed in Note 1, effective July 1, 2013, the Company established a Master Trust whereby investments are now held collectively for certain defined contribution plans maintained by the Plan Sponsor. Each participating plan's interest in the investment funds of the Master Trust is based on account balances of the participants and their elected funds.
The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan's interest in the Master Trust's net investment income presented in the Statement of Changes in Net Assets Available for Benefits consists of the realized and unrealized gains and the earnings on those investments. As of both December 31, 2019 and 2018, the Plan's interest in the net assets of the Master Trust was less than 1%.

The following summarizes the value of the net assets of the Master Trust as of December 31 ($ in millions):

	Plan's Interest in Master Trust		Master Trust
	2019	2018	2019	2018
Money market funds	$1.3	$1.5	$124.4	$122.9
Unitized stock funds	3.2	2.1	557.7	413.2
Mutual funds	0.9	0.6	153.0	144.0
Separately managed funds:
Cash and cash equivalents	—	—	4.2	0.5
Money market funds	0.2	0.1	24.1	16.0
Common stock	6.8	6.6	970.6	863.6
Mutual funds	1.2	1.6	189.3	197.8
Securitized instruments	0.1	0.1	16.9	15.7
Debt instruments	0.2	0.3	24.7	31.4
Common collective trusts	18.3	18.5	3,003.5	2,623.7
Self-directed brokerage account	—	0.1	143.2	114.2
Total net assets in Master Trust	$32.2	$31.5	$5,211.6	$4,543.0
Refer to Note 4 for the table that sets forth by level, within the fair value hierarchy, the Master Trust net investments as of December 31, 2019 and 2018.
The net investment income (loss) of the Master Trust (including gains and losses on investments bought and sold, as well as held) for the year ended December 31, 2019 was as follows ($ in millions):

Net appreciation of the fair value of investments	$1,073.5
Interest and dividend income	22.1
Total investment income (loss) of the Master Trust	$1,095.6

NOTE 4. FAIR VALUE MEASUREMENTS
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on the Plan's assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair values of the Master Trust's investments as of December 31, 2019, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$124.4	$—	$—	$124.4
Unitized stock funds	557.7	—	—	557.7
Mutual funds	153.0	—	—	153.0
Separately managed funds:
Cash and cash equivalents	4.2	—	—	4.2
Money market funds	24.1	—	—	24.1
Common stock	970.6	—	—	970.6
Mutual funds	189.3	—	—	189.3
Securitized instruments	—	16.9	—	16.9
Debt instruments	—	24.7	—	24.7
Common collective trusts	—	3,003.5	—	3,003.5
Self-directed brokerage account	143.2	—	—	143.2
Total investments in Master Trust, at fair value	$2,166.5	$3,045.1	$—	5,211.6
The fair values of the Master Trust's investments as of December 31, 2018, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$122.9	$—	$—	$122.9
Unitized stock funds	413.2	—	—	413.2
Mutual funds	144.0	—	—	144.0
Separately managed funds:
Cash and cash equivalents	0.5	—	—	0.5
Money market funds	16.0	—	—	16.0
Common stock	863.6	—	—	863.6
Mutual funds	197.8	—	—	197.8
Securitized instruments	—	15.7	—	15.7
Debt instruments	—	31.4	—	31.4
Common collective trusts	—	2,623.7	—	2,623.7
Self-directed brokerage account	114.2	—	—	114.2
Total investments in Master Trust, at fair value	$1,872.2	$2,670.8	$—	4,543.0
Refer to Note 3 for additional disclosures regarding the Master Trust.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2019 and 2018.
Money market funds and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.
Unitized stock funds consist of shares of the Company’s stock and nominal cash balance and are valued based on the quoted market price of the Company’s common stock and the cost of short-term money market investments.
The self-directed brokerage assets consist of common stock, mutual funds and other investments, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.
The separately managed funds consist of common stock, money market funds, mutual funds and other investments, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months. Securitized instruments and debt instruments that are not traded on an active market are valued at quoted prices reported by investment brokers and dealers based on the underlying terms of the security and comparison to similar securities traded on an active market.
The common collective trusts are valued based on the plan’s interest, represented by investment units, in the underlying investments held within the trust that are traded in an active market by the trustee. The fair value of these common collective trusts are readily determinable and consist of underlying investments in common stock, debt instruments and other securities.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
For the years ended December 31, 2019 and 2018, there were no investments transferred between levels, other than those described in Note 2 as a result of adopting ASU 2018-09.

NOTE 5. TAX STATUS OF THE PLAN
The Plan received a determination letter from the Internal Revenue Service ("IRS") dated April 28, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
Accounting standards require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.

NOTE 6. RELATED PARTY TRANSACTIONS AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these qualify as party in interest transactions.
Additionally, as of December 31, 2019 and 2018, the Master Trust invested in 4.0 million and 4.0 million shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund ("Danaher Common Stock"). During the year ended December 31, 2019, the Master Trust received $2.8 million of cash dividends on shares of Danaher Common Stock.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Notes receivable from participants in the accompanying financial statements include all loans in the plan as of the end of the year.  The participant loans in the Form 5500 only include loans that are active or deemed loans with post-default payments remitted during the year.  The difference between these two amounts represents a reconciling item.

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31 to the Form 5500 ($ in thousands):

	2019	2018
Net assets available for benefits per the financial statements	$32,994.3	$32,473.1
Loans with no post-default payment activity that are deemed distributions	(11.4)	(33.1)
Net assets available for benefits per the Form 5500	$32,982.9	$32,440.0
The following is a reconciliation of the net increase in assets available for benefits prior to plan transfers per the financial statements to net income per the Form 5500 for the year ended December 31, 2019 ($ in thousands):

Net increase in assets available for benefits prior to plan transfers per the financial statements	$5,935.0
Payments received post-default	6.8
Interest payments on loans deemed distributed that have had no post-default payment activity	(1.8)
Deemed distributions	(6.8)
Net income (loss) per the Form 5500	$5,933.2

NOTE 8. SUBSEQUENT EVENT
Coronavirus
During the first half of 2020, the financial markets experienced volatility due to the coronavirus ("COVID-19") pandemic. Because of the uncertainty of the markets during this time, Plan management is unable to estimate the impact of COVID-19 on the assets of the Plan.

SUPPLEMENTAL SCHEDULE

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT & SAVINGS PLAN
EIN: 59-1995548, PLAN NO. 001
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Participant loans	Interest rates range from 4.25% to 9.25% with maturity at various dates	**	$777,711

*	Party in interest.
**	Historical cost not required to be presented as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT & SAVINGS PLAN

June 12, 2020	By:	/s/ Joseph B. Cavallaro
Joseph B. Cavallaro
Vice President, Total Rewards

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm